UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

  For the month of November, 2006

  Commission File Number 000-22286

                       Taro Pharmaceutical Industries Ltd.
                 (Translation of registrant's name into English)

                   14 Hakitor Street, Haifa Bay 26110, Israel
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Receives Extension of Time from Nasdaq Panel for Filing of 2005 Form 20-F


    HAWTHORNE, N.Y.--(BUSINESS WIRE)--Nov. 16, 2006--Taro Pharmaceutical Industries Ltd. ("Taro," the "Company," NASDAQ: TARO) today announced that the Nasdaq Listing Qualifications Panel (the "Panel") has granted a further extension, to December 11, 2006, for the filing with the U.S. Securities and Exchange Commission of the Company's Annual Report on Form 20-F for the year ended December 31, 2005 (the "2005 Form 20-F"). Previously, the Panel had granted an extension to November 17, 2006 for the filing.

    Taro's ordinary shares will maintain their listing on The Nasdaq Global Select Market subject to the filing of the Company's 2005 Form 20-F by December 11, 2006 and the Company's ability to meet other relevant listing requirements. Taro cautioned that there is no assurance that it would be able to file its 2005 Form 20-F by December 11, 2006 and retain its Nasdaq listing. If delisted from The Nasdaq Global Select Market, the Company plans to re-apply for listing following the filing of the 2005 Form 20-F.

    As previously announced, the Company is working with Ernst &
Young, its independent auditors, to complete the audit of its 2005 financial results, after which it expects to be able to file the 2005 Form 20-F.

    Taro is a multinational, science-based pharmaceutical company dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products. For more information on Taro, please visit www.taro.com.

    SAFE HARBOR STATEMENT

    Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements that do not describe historical facts; statements that include the word "will," "expects," "plans," or similar language; and statements concerning the continued listing of the Company's securities on The Nasdaq Global Select Market, the completion of the 2005 audit, and the filing of the 2005 Form 20-F. Although the Company believes that such statements are based on reasonable assumptions and reliable sources, it has no assurance thereof. Factors that could cause actual results to differ include actions by Nasdaq staff, the ability of the Company to finalize its 2005 audit and file its 2005 Form 20-F, general economic conditions, industry and market conditions, regulatory actions and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company's SEC reports, including its Annual Reports on Form 20-F. Forward-looking statements speak only as of the date on which they are made. The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

    CONTACT: Taro Pharmaceutical Industries Ltd.
             Daniel Saks, 914-345-9000 ext. 6208
             Vice President, Corporate Affairs

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2006

                                        TARO PHARMACEUTICAL INDUSTRIES LTD.

                                        By: /s/ Avraham Yacobi
                                            ------------------
                                            Name: Avraham Yacobi
                                            Title: Senior Vice President,
                                                   Research and Development